SE

20008948

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCO Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2398 East Camelback Road, 4th Floor
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Halevan (602) 224-4237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street, Suite 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCO CAPITAL, LLC

(SEC I.D. No. 8-45375)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2019,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
555 W. 5th Street
Suite 2700
Los Angeles, CA 90013-1010
United States

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Oversight Committee and Member of CCO Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCO Capital, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2020

We have served as the Company's auditor since 2014.

CCO Capital, LLC

Statement of Financial Condition
As of December 31, 2019

ASSETS		
Cash and cash equivalents	$	3,278,081
Prepaid expenses		140,596
Accounts receivable		2,068
Due from affiliates		445,637
Total assets	$	3,866,382
LIABILITIES AND MEMBER'S EQUITY		
Accrued compensation	$	336,912
Accounts payable and other accrued expenses		417,802
Due to affiliates		104,729
Total liabilities		859,443
Commitments and contingencies (Note 5)		
Member's Equity		3,006,939
Total liabilities and member's equity	$	3,866,382

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

CCO Capital, LLC ("CCO Capital" or the "Company"), a Delaware limited liability company and wholly-owned subsidiary of CCO Group, LLC (the "Parent"), is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Parent is wholly owned by CIM Group, LLC ("CIM"), which owns common equity, and its affiliate CCA Acquisition, LLC ("CCA"), which owns preferred equity.

The Company serves as the dealer manager and sales agent, distributing shares of common and preferred stock for certain publicly registered real estate investment trusts (the "REITs"), advises them regarding offerings (the "Offerings"), manages relationships with participating broker-dealers and financial advisors, and provides assistance in connection with compliance matters relating to the Offerings. In addition, the Company acts as placement agent for certain private funds that are managed by subsidiaries of CIM (the "Private Funds"). During the year ended December 31, 2019, all REITs where the Company served as the dealer manager as well as the Private Funds were affiliates of the Company as they are under common control with CIM and/or are managed by subsidiaries of the Parent or CIM.

The Company derives its revenues from selling commissions, dealer manager fees, and distribution and stockholder servicing fees for services relating to the Offerings. Additionally, during the year ended December 31, 2019 the Company was party to expense-sharing agreements (the "Agreements") with CCO Staffing, LLC ("CCOS"), the Parent and CIM whereby certain expenses are incurred by CCOS, the Parent and CIM on behalf of the Company and reimbursed by the Company. See Note 3 – Related Party Transactions to the financial statements for further discussion. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company has experienced substantial recurring losses and negative cash flows from operations in recent years and through December 31, 2019. The Company's ability to continue as a going concern and to meet its capital requirements is dependent on continued financial support from its Parent. The Parent has represented its ability to and will provide capital contributions to the Company for terms that extend through February 2021. The Company received capital contributions of $9,500,000 from the Parent in 2019.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (the "Rule") and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(i) of the Rule provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as broker-dealer, and does not hold funds or securities for or owe money or securities to customers.

Summary of significant accounting policies

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company deposits cash at high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit of $250,000. At times, the Company's cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Income Taxes

The Company is disregarded as an entity separate from the Parent for income tax purposes. Accordingly, the Company is generally not subject to federal and state income taxes on a standalone basis.

With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2015. The Company has determined that there are no material uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2. Accrued Compensation, Accounts Payable and Accrued Expenses

Accrued compensation consists primarily of outstanding wholesaler draws, commissions, and bonuses earned by the Company's registered representatives during the period. Accounts payable and other accrued expenses consist of $219,554 for accrued distribution fees, $3,947 for accrued broker dealer fees, $22,891 for Financial Industry Regulatory Authority member fees and $171,410 for other accrued expenses.

Note 3. Related Party Transactions

Due from Affiliates

As of December 31, 2019, $226,676 was due from CIM Commercial Trust Corporation ("CMCT"), an affiliate of the Company, and the other REITs for services related to the Offerings, $136,599 was due from CMCT for expenses paid by the Company on CMCT's behalf, $32,400 was due from the other REITs for expenses paid by the Company on such REITs' behalf, and $49,962 was due from the Parent for expenses paid by the Company on the Parent's behalf.

Due to Affiliates

As of December 31, 2019, $102,054 was due to the Parent related to compensation expenses paid and $336,912 of accrued compensation will become due to the Parent as incurred. As of December 31, 2019, $2,675 was due to the Parent for expenses paid by the Parent on the Company's behalf.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Exchange Act, the Company is required to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $2,418,638, which exceeded the minimum net capital requirement of $57,296 by $2,361,342. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company's business, that are likely to have a probable adverse effect on its results of operations and financial condition.

Note 6. Subsequent Events

The Company has evaluated subsequent events, up to the date of this filing, and no subsequent events have occurred.

CIM

02/28/2020

SEC Mail Processing

MAR 02 2020

Washington, DC

Securities and Exchange Commission
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RE: Broker-Dealer Annual Audit Report
CCO Capital, LLC (CRD 31147)

To Whom It May Concern:

Pursuant to U.S. Securities and Exchange Commission Rule 17a-5(d), attached are the following for CCO Capital, LLC (CRD 31147) for the year ended December 31, 2019:

- Annual Audited Report
- Form X-17A-5 Part III Facing Page
- Oath or Affirmation
- Exemption Report
- SIPC Supplement Report and SIPC-7

Should you have any questions, please contact me at (602) 224-4237.

Sincerely,

Timothy Halevan
Chief Compliance Officer